Albany	Northern Virginia

Atlanta	Orange County

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New York	Washington, DC

THOMAS WARDELL	EMAIL ADDRESS
404.527.4990	twardell@mckennalong.com
Direct Fax: 404.527.4198

February 10, 2015

Ms. Karina V. Dorin
Attorney-Advisor
U.S. Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Re:	American Lorain Corporation
Form 10-K for Fiscal Year Ended December 31, 2013
Filed March 31, 2014
Response dated January 16, 2015
File No. 1-34449
Your letter of January 22, 2015

Dear Ms. Dorin:

We are counsel to American Lorain Corporation. Confirming our telephone conversation today with respect to the above-referenced comment letter, we will file the response to that comment letter not later than the close of business on February 20, 2015, ten business days later than the anticipated filing date of February 5, 2015 (I am assuming Monday February 16 is not a business day).

If you have any questions, by all means contact me at the above-referenced telephone number or email address. Thank you very much.

Very truly yours,

/s/ Thomas Wardell
Thomas Wardell